SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number     000-23103

NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K     |_| Form 11-K     |_| Form 20-F     |_| Form 10-Q     |_| Form N-SAR

For Period Ended: July 2, 2005 |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K For the Transition Period Ended:	|_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant          Applied Films Corporation

Former name if applicable

Address of principal executive office (Street and number)                  9586 I-25 Frontage Road, Suite 200

City, state and zip code              Longmont, CO 80504

PART II

RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

        The Company is unable to file its Annual report on Form 10-K for the period ended July 2, 2005 without unreasonable effort or expense because of difficulties in obtaining and compiling financial information and completing required disclosures, including with respect to a non-consolidated foreign joint venture. The Company intends to file the subject Annual Report on Form 10-K on September 16, 2005.

PART IV
OTHER INFORMATION

        (1)        Name and telephone number of person to contact in regard to this notification

Lawrence D. Firestone	(303)	774-3200

(Name)	(Area Code)	(Telephone Number)

        (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      |X| Yes |_| No

        (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Change in tax treatment of the equity earnings in the Company's China Joint Venture, as described in the Form 8-K and press release dated September 16, 2005 and in the Form 10-K which was filed with the Securities and Exchange Commission on September 16, 2005.

APPLIED FILMS CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 16, 2005 ——————————————	By /s/ Lawrence D. Firestone —————————————— Lawrence D. Firestone, Chief Financial Officer